QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly Period Ended March 31, 2002

Commission File Number 001-11145

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

2488 Dunwin Drive, Mississauga, Ontario, CANADA, L5L 1J9
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (416) 285-6000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /x/	Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes / /	No /x/

BIOVAIL CORPORATION
QUARTERLY REPORT

        This Report of Foreign Issuer on Form 6-K is incorporated by reference into the registration statements on Form S-8 (Registration No. 333-92229) and on Form F-10 (Registration Nos. 333-10860 and 333-14048) of Biovail Corporation.

INDEX

PART I—FINANCIAL INFORMATION
Financial Statements
Consolidated Balance Sheets as at March 31, 2002 and December 31, 2001	2
Consolidated Statements of Deficit for the three months ended March 31, 2002 and 2001	3
Consolidated Statements of Income for the three months ended March 31, 2002 and 2001	4
Consolidated Statements of Cash Flows for the three months ended March 31, 2002 and 2001	5
Condensed Notes to the Consolidated Financial Statements	6
Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Quantitative and Qualitative Disclosure about Market Risk	23
PART II—OTHER INFORMATION
Operational Information	25
Legal Proceedings	25
Material Issued to Shareholders	26

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail Corporation.

        All dollar amounts in this report are expressed in U.S. dollars.

        Biovail, the Biovail word logo, Tiazac®, Cardizem®, Viazem®, CEFORM®, FlashDose®, Shearform®, Teveten®, Vasotec® and Vaseretic® are all trademarks of the Company which may be registered in Canada, the United States and certain other jurisdictions. All other product names referred to in this report are the property of their respective owners.

BIOVAIL CORPORATION

CONSOLIDATED BALANCE SHEETS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)

	March 31 2002	December 31 2001
	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$432,272	$434,891
Accounts receivable	68,489	96,556
Inventories	42,779	38,506
Deposits and prepaid expenses	6,184	6,643

	549,724	576,596
Long-term investments	4,864	2,355
Property, plant and equipment, net	91,324	85,581
Goodwill, net	102,197	96,477
Intangible assets, net	764,859	556,360
Other assets, net	26,636	14,114

	$1,539,604	$1,331,483

LIABILITIES
Current
Accounts payable	$37,768	$31,811
Accrued liabilities	71,739	59,989
Income taxes payable	21,776	17,318
Deferred revenue	23,431	27,030
Current portion of long-term obligations	12,264	12,592

	166,978	148,740
Deferred revenue	21,875	23,100
Long-term obligations	427,749	33,569

	616,602	205,409

SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized, 152,080,647 and 157,496,407 issued and outstanding at March 31, 2002 and December 31, 2001	1,360,581	1,407,507
Stock options outstanding	5,711	5,067
Executive Stock Purchase Plan loans	(9,988)	(9,988)
Warrants outstanding	6,205	6,221
Deficit	(436,670)	(280,004)
Accumulated other comprehensive loss	(2,837)	(2,729)

	923,002	1,126,074

	$1,539,604	$1,331,483

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2002	2001
Deficit, beginning of period	$(280,004)	$(261,819)
Net income	53,051	29,166

	(226,953)	(232,653)
Excess of cost of common shares acquired over the stated capital thereof	(209,717)	—

Deficit, end of period	$(436,670)	$(232,653)

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

In accordance with U.S. generally accepted accounting principles
(All dollar amounts except per share data are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2002	2001
REVENUE
Product sales	$129,854	$108,861
Research and development	5,713	1,566
Co-promotion, royalty and licensing	19,686	8,800

	155,253	119,227

EXPENSES
Cost of goods sold	35,716	26,341
Research and development	10,468	11,170
Selling, general and administrative	39,337	26,726
Amortization	12,509	10,602

	98,030	74,839

Operating income	57,223	44,388
Interest income	1,514	578
Interest expense	(1,693)	(13,050)

Income before provision for income taxes	57,044	31,916
Provision for income taxes	3,993	2,750

Net income	$53,051	$29,166

Earnings per share
Basic	$0.35	$0.22

Diluted	$0.32	$0.20

Weighted average number of common shares outstanding (000s)
Basic	153,668	131,773

Diluted	166,493	148,084

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$53,051	$29,166
Add items not involving cash
Depreciation and amortization	15,104	13,059
Amortization of deferred financing costs	380	344
Amortization of discount on long-term obligations	693	3,954
Compensation cost for employee stock options	500	500
Deferred income taxes	—	1,450

	69,728	48,473
Net change in non-cash operating items	41,689	16,857

Cash provided by operating activities	111,417	65,330

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,149)	(12,987)
Additions to intangible assets	(227,000)	(14,002)
Acquisition of long-term investments	(2,509)	(42)
Proceeds on reduction in intangible assets	—	8,750

Cash used in investing activities	(237,658)	(18,281)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares	3,326	7,415
Repurchase of common shares	(260,291)	—
Proceeds from the exercise of warrants	306	—
Issuance of Senior Subordinated Notes, net of financing costs	384,280	—
Repayments of other long-term obligations	(4,000)	(53,820)
Repayments under revolving term credit facility	—	(76,095)

Cash provided by (used in) financing activities	123,621	(122,500)

Effect of exchange rate changes on cash and cash equivalents	1	(127)

Decrease in cash and cash equivalents	(2,619)	(75,578)
Cash and cash equivalents, beginning of period	434,891	125,144

Cash and cash equivalents, end of period	$432,272	$49,566

The accompanying notes are an integral part of the consolidated financial statements.

BIOVAIL CORPORATION

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In accordance with U.S. generally accepted accounting principles
(Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data)
(Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

        The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles. The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the Company's 2001 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

        In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2. CHANGES IN ACCOUNTING PRINCIPLES

        The Company has adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, the Company identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of its remaining intangible assets. As a result, the Company reclassified the $5,722,000 net carrying amount of workforce related intangible assets to goodwill, and determined that the useful lives of its remaining intangible assets were appropriate and consistent with those useful lives identified as of December 31, 2001.

        The Company has not determined whether goodwill was impaired as of January 1, 2002. The Company has until June 30, 2002 to perform the first of the required impairment tests of goodwill as of January 1, 2002. Any impairment loss for goodwill arising from the initial application of SFAS No. 142 is to be reported in net income as the cumulative effect of a change in accounting principle.

        A reconciliation of reported net income and basic and diluted earnings per share, assuming SFAS No. 142 was applied retroactively with restatement, is as follows:

	Three Months Ended March 31
	2002	2001
Net income as reported	$53,051	$29,166
Add back
Goodwill amortization	—	1,408
Workforce amortization	—	268

Adjusted net income	$53,051	$30,842

Basic earnings per share
Net income as reported	$0.35	$0.22
Goodwill amortization	—	0.01
Workforce amortization	—	—

Adjusted net income	$0.35	$0.23

Diluted earnings per share
Net income as reported	$0.32	$0.20
Goodwill amortization	—	0.01
Workforce amortization	—	—

Adjusted net income	$0.32	$0.21

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, dealing with reporting the results of operations for a disposal of a segment of a business. The adoption of SFAS No. 144 as of January 1, 2002 did not have any impact on the Company's financial position and results of operations.

3. ADDITIONS TO INTANGIBLE ASSETS

Zovirax®

        Effective January 1, 2002, Biovail acquired from GlaxoSmithKline plc ("GSK") the exclusive distribution rights for prescription strength Zovirax® Ointment and, upon U.S. Food and Drug Administration ("FDA") approval, Zovirax® Cream (collectively, "Zovirax®") in the United States and Puerto Rico. Zovirax® is an anti-viral topical product indicated for the treatment of herpes. Biovail paid GSK $133,000,000 on January 2, 2002 for the distribution rights to Zovirax® until December 31, 2011. The purchase price has been capitalized to product rights and will be amortized over an estimated useful life of ten years, based upon the term of the distribution agreement.

        On October 26, 2001, Biovail entered into a development and co-promotion agreement with GSK for a once-daily formulation of bupropion hydrochloride ("HCl"). In the event of the termination of the bupropion

HCl development agreement by either party, Biovail would be required to pay GSK additional payments for the rights to Zovirax® of $22,000,000 per year for calendar years 2002 through 2006, with an aggregative cumulative total of all additional rights payments not to exceed $99,000,000, and for calendar years 2007 through 2011 Biovail would be required to pay GSK additional payments based upon a percentage of Biovail's gross sales of Zovirax® during the immediately preceding calendar year.

        GSK will manufacture and supply Zovirax® Ointment and, upon FDA approval, Zovirax® Cream to Biovail. Biovail began promotional efforts related to Zovirax® Ointment in January 2002 and intends to launch Zovirax® Cream when and if FDA approval is received.

Teveten®

        On March 18, 2002, Biovail acquired the United States marketing rights for Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) (collectively, the "Teveten® Products") from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay"). Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications, and Teveten® HCT, which includes a diuretic, was approved in November 2001 by the FDA. The purchase price for the Teveten® Products was $94,000,000, which has been capitalized to product rights and will be amortized over an estimated useful life of twenty years.

        Under the terms of the agreement, Solvay will manufacture and supply the Teveten® Products with an option to transfer United States manufacturing to one of Biovail's manufacturing facilities, in a phased in approach, upon receipt of the necessary regulatory approvals. Solvay will continue to manufacture and market the Teveten® Products in areas outside of the United States. Biovail will form a joint business development committee with Solvay to discuss future clinical and product development options that can enhance the performance or expand the utilization of the Teveten® Products. Solvay has the option to acquire all potential future modifications and innovations developed by Biovail for the Teveten® Products for worldwide markets excluding the United States.

4. INVENTORIES

	March 31, 2002	December 31, 2001
Raw materials	$9,709	$12,110
Work in process	8,369	5,818
Finished goods	24,701	20,578

	$42,779	$38,506

5. INTANGIBLE ASSETS

	March 31, 2002
	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand names, product rights and royalty interests	$808,363	$(52,863)	$755,500
Core technology	11,185	(1,826)	9,359

	$819,548	$(54,689)	$764,859

	December 31, 2001
	Gross carrying amount	Accumulated amortization	Net carrying amount
Brand names, product rights and royalty interests	$581,366	$(40,274)	$541,092
Core technology	11,185	(1,639)	9,546
Workforce	7,241	(1,519)	5,722

	$599,792	$(43,432)	$556,360

        Amortization expense amounted to $12,777,000 and $9,553,000 for the three months ended March 31, 2002 and 2001, respectively. Estimated annual amortization expense, related to the intangible assets recorded as of March 31, 2002, for each of the five succeeding years ended December 31 is as follows:

Year	Amount
2002	$51,000
2003	51,500
2004	51,000
2005	51,000
2006	50,000

6. LONG-TERM OBLIGATIONS

	March 31, 2002	December 31, 2001
Senior Subordinated Notes (net of discount of $2,920,000)	$397,080	$—
Adalat obligation	35,319	38,626
Deferred compensation	7,614	7,535

	440,013	46,161
Less current portion	12,264	12,592

	$427,749	$33,569

        Interest expense on long-term obligations amounted to $1,396,000 and $7,887,000 for the three months ended March 31, 2002 and 2001, respectively. Interest expense included the amortization of the discount on long-term obligations of $693,000 and $3,954,000 for the three months ended March 31, 2002 and 2001, respectively.

Senior Subordinated Notes

        Pursuant to a supplement to its base shelf prospectus dated March 25, 2002, the Company issued on March 28, 2002, $400,000,000 aggregate principal amount of unsecured 7 7/8% Senior Subordinated Notes due April 1, 2010 (the "Notes"). The Notes were issued under an indenture dated March 28, 2002. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. Proceeds from the issue amounted to $384,280,000, net of discount and financing costs.

        At any time on or after April 1, 2006, the Company may redeem all or any of the Notes at the following prices, plus accrued and unpaid interest to the date of redemption, if redeemed during the twelve months beginning April 1 of the years indicated below:

Year	Percentage of principal amount
2006	103.938%
2007	101.969%
2008 and thereafter	100.000%

        Before April 1, 2005, the Company may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of the Company's common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

7. COMMON SHARES

        The details of issued and outstanding common shares were as follows:

	Three Months Ended March 31, 2002		Year Ended December 31, 2001
	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Balance, beginning of period	157,496	$1,407,507	131,461	$482,842
Issued on the exercise of options	206	3,118	2,906	33,650
Issued under Employee Stock Purchase Plan	5	208	6	280
Cancelled under stock repurchase program	(5,657)	(50,574)	(2,871)	(14,354)
Issued pursuant to equity offering	—	—	12,500	587,500
Issue costs	—	—	—	(27,454)
Issued on surrender and redemption of Convertible Subordinated Preferred Equivalent Debentures	—	—	10,433	314,259
Issued on exercise of warrants	31	322	3,061	30,784

Balance, end of period	152,081	$1,360,581	157,496	$1,407,507

        The number of stock options outstanding at March 31, 2002 and December 31, 2001 were 7,143,493 and 6,252,952, respectively. For the three months ended March 31, 2002, 1,096,133 stock options were granted and 205,592 stock options were exercised.

Stock repurchase program

        In February 2002, by resolution of the Board of Directors, the Company implemented a common share repurchase program pursuant to which the Company is able to repurchase up to 5% or approximately 7,850,000 of its issued and outstanding common shares. To March 31, 2002, an aggregate 5,657,100 common shares had been repurchased under this program, through open market transactions on the New York Stock Exchange ("NYSE"), at an average purchase price of $46.01 for total consideration of $260,291,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $209,717,000, was charged to the deficit.

8. EARNINGS PER SHARE

        Earnings per share are determined in accordance with SFAS No. 128, "Earnings Per Share". Earnings per share are based on net income. Basic earnings per share are computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share are computed after giving effect to the potentially dilutive warrants, stock options and convertible securities. The computation of basic and diluted earnings per share was as follows:

	Three Months Ended March 31
	2002	2001
Basic earnings per share
Net income	$53,051	$29,166
Weighted average number of common shares outstanding (000s)	153,668	131,773

Basic earnings per share	$0.35	$0.22

Diluted earnings per share
Net income	$53,051	$29,166
Weighted average number of common shares outstanding (000s)	153,668	131,773
Dilutive effect of warrants (000s)	8,933	10,718
Dilutive effect of stock options (000s)	3,892	5,593

Adjusted weighted average number of common shares outstanding (000s)	166,493	148,084

Diluted earnings per share	$0.32	$0.20

        For the three months ended March 31, 2001, the 6.75% Convertible Subordinated Preferred Equivalent Debentures have been excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive.

9. COMPREHENSIVE INCOME

        Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:

	Three Months Ended March 31
	2002	2001
Net income	$53,051	$29,166

Other comprehensive loss
Foreign currency translation adjustment	(108)	(1,624)
Unrealized holding gain on long-term investments	—	71

Other comprehensive loss	(108)	(1,553)

Comprehensive income	$52,943	$27,613

10. NET CHANGE IN NON-CASH OPERATING ITEMS

	Three Months Ended March 31
	2002	2001
Accounts receivable	$28,186	$18,730
Inventories	(4,277)	(7,714)
Deposits and prepaid expenses	459	(5,380)
Accounts payable and accrued liabilities	17,693	9,681
Income taxes payable	4,453	(558)
Deferred revenue	(4,825)	2,098

	$41,689	$16,857

11. LEGAL PROCEEDINGS

        From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier. There are also ordinary course employment dismissal and related issues and claims in which the Company routinely becomes involved but which individually and collectively are not material.

        The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation (collectively "Bayer"), as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment. Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable. Biovail believes that Bayer/Pfizer's claims are without merit.

        On April 23, 1998, Biovail filed a four-count complaint against Bayer and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by Biovail's filing of the ANDAs. Biovail has also asserted that Bayer and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

        In February, 2001, Biovail commenced an action against Mylan Pharmaceuticals, Inc. ("Mylan") and Pfizer claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions and common law obligations. While Biovail believes its action is meritorious, nevertheless, it is not possible, at this early stage, to determine the quantum of damages that may be the subject of an award.

        Biovail has commenced an action against Mylan with respect to Mylan's breach of contract relating to its supply product obligations to the Company. Biovail believes that it has a meritorious action and that it will recover damages consisting of lost sales.

        The Company has commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because it has been unable to supply a stable product. Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in legal action to pursue those claims with dispatch.

        A plaintiff recently commenced an action against Biovail Pharmaceuticals, Inc. ("BPI") alleging personal injuries arising from her use of Duravent, a product currently being marketed by BPI. The Company believes that this claim is without merit and, in the event the case proceeds further, it will be vigorously defended.

        On or about February 15, 2001, Andrx Pharmaceuticals, Inc. ("Andrx") commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx's motion for injunctive relief was denied. Biovail has asserted defenses which it believes are meritorious. Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx's product infringes Dov Pharmaceutical's '463 Patent over which Biovail has exclusive patent rights. Pursuant to an overall settlement with the Federal Trade Commission ("FTC"), Biovail's action against Andrx for infringement of the '463 Patent has now been discontinued (see below).

        The FTC has been conducting investigations relating generally to the introduction of generic products, and more specifically with respect to the proposed introduction of generic versions of Tiazac® and Adalat CC. Biovail has been engaged in cooperating with the FTC and in providing information to it to demonstrate that the Company's actions have been proper and in compliance with the law. Biovail has recently settled with the FTC through a Consent Decree (without any admission of impropriety) the issues with respect to the FTC's investigation into the introduction of a generic version of Tiazac®. As a result of the Consent Decree with the FTC, the Company has discontinued its patent infringement case with respect to the '463 Patent. The Company has also de-listed the '463 patent from the FDA's "Approved Drug Products with Therapeutic Equivalence Evaluations". The FTC's other investigation concerns the Company's licensing and supply agreement with Elan

Corporation ("Elan") for the introduction of generic versions of Adalat CC. While Biovail and Elan maintain that the agreement is valid, proper and enforceable, nevertheless, Biovail, the FTC and Elan are at an advanced stage of negotiations to settle these issues.

        In response to Biovail's notification to Andrx that Andrx may have been in breach of a 1999 Stipulation with respect to dissolution issues relating to Andrx's generic version of Cardizem® CD, Andrx launched an action against Biovail for a declaration that it is not in breach of that Stipulation and for monetary and other relief. Biovail has brought an application to dismiss Andrx's claims. No decision has been rendered on Biovail's application. Biovail will determine in due course whether it will commence an action in which it will allege that Andrx's generic version of Cardizem® CD is not bioequivalent to Cardizem® CD.

        Biovail has commenced an action against Andrx alleging that Andrx conspired with Aventis Pharmaceuticals Inc. ("Aventis") to unreasonably block the timely commercialization of Biovail's generic version of Cardizem® CD. Biovail has claimed monetary damages due to lost sales and harm to its business reputation and goodwill caused by Andrx's breaches of statutory provisions and the common law. The action is progressing through the normal litigation process.

        Several class action complaints have been filed against the Company in which these plaintiffs have alleged that the Company has improperly impeded the approval of a generic form of Tiazac®. The Company has not yet filed an answer but it believes that the complaints are totally without merit and that the Company's actions were in accord with its rights as contained in the Hatch-Waxman Amendments and the law. Moreover, the Company's position is that none of its actions was responsible for the inability of that product to receive final marketing approval by the FDA. The Company will be vigorously defending these actions. One such action has been voluntarily discontinued.

        RhoxalPharma Inc. ("RhoxalPharma") has filed an abbreviated new drug submission ("ANDS") in Canada, seeking approval of a generic version of Tiazac®. In an attempt to comply with the Patented Medicines (Notice of Compliance) Regulations, RhoxalPharma has alleged to Health Canada that Canadian Patent No. 2,111,085, of which Biovail is the exclusive licensee, would not be infringed by the sale in Canada of RhoxalPharma's generic version of Tiazac®. RhoxalPharma served a notice of that allegation on Biovail. In response to that notice, Biovail instituted proceedings in the Federal Court of Canada in March 2002 to prohibit the issue of a Notice of Compliance (which is needed before RhoxalPharma can market its product in Canada) to RhoxalPharma until the merits of RhoxalPharma's allegations can be determined by the Federal Court. Until those proceedings are concluded, or until the expiry of 24 months after March 2002, whichever is earlier, no Notice of Compliance will be issued to RhoxalPharma.

        A Certificate of Non-Infringement was served by Torpharm, Inc. ("Torpharm") on Aventis in respect of its filed ANDA of a generic version of Cardizem® CD (120 mg, 180 mg and 300 mg) with the FDA. The patents against which Torpharm certified were acquired by Biovail Laboratories Incorporated ("BLI") as part of BLI's acquisition of the Cardizem® family of products. BLI has determined that Torpharm's ANDA infringes BLI's patents and a legal suit has been commenced against Torpharm, the effect of which was to trigger the Hatch-Waxman provisions. As a result, the FDA is statutorily and automatically precluded from granting approval to Torpharm until the earlier of 30 months after the filing of the legal suit, a final court decision of non-infringement or patent invalidity or a court's decision to abbreviate the 30-month stay.

12. SEGMENTED INFORMATION

        Organizationally, the Company's operations consist of three segments—Product sales and co-promotion, Research and development, and Royalty and licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors. The Company classifies revenue in its consolidated statements of income on a different basis than for segmented reporting.

        The Product sales and co-promotion segment covers sales of production from the Company's Puerto Rican and Canadian facilities, sales of proprietary and in-licensed branded products by the Company's sales and marketing operations, and revenue derived from the co-promotion of pharmaceutical products.

        The Research and development segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties and product development milestone fees.

        The Royalty and licensing segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

Information by reportable segments

Three Months Ended March 31, 2002	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$133,283	$5,713	$16,257	$155,253

Segment operating income (loss)	50,818	(6,502)	16,166	60,482
Unallocated amounts
General and administrative expenses				(3,259)
Interest expense, net				(179)

Income before provision for income taxes				$57,044

Three Months Ended March 31, 2001	Product sales and co-promotion	Research and development	Royalty and licensing	Total
Revenue from external customers	$111,927	$1,566	$5,734	$119,227

Segment operating income (loss)	54,781	(11,140)	5,647	49,288
Unallocated amounts
General and administrative expenses				(4,900)
Interest expense, net				(12,472)

Income before provision for income taxes				$31,916

13. SUBSEQUENT EVENTS

Stock repurchase program

        Pursuant to the Company's common share repurchase program, from March 31, 2002 to May 30, 2002, an aggregate 2,164,300 additional common shares have been repurchased, through open market transactions on the

NYSE, at an average purchase price of $45.53 for total consideration of $98,536,000. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $79,187,000, will be charged to the deficit.

Vasotec® and Vaseretic®

        On May 10, 2002, Biovail acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck & Co., Inc. ("Merck") for an initial payment of $155,000,000 and semi-annual minimum payments, in an aggregate amount of $135,000,000, over the next five years. Biovail also acquired the fixed dose combination New Drug Application of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services under the terms of a Transition Distribution Agreement. Merck will receive royalties on the future sales of any life cycle products developed and marketed in the United States. Biovail also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM® technology, Biovail will manufacture and supply this new dosage format to Merck for commercialization, subject to FDA approval.

        The acquisition of Vasotec® and Vaseretic® will be accounted for as a business combination in accordance with SFAS No. 141. The Company is in the process of determining the allocation of the purchase price to the identifiable net assets acquired based on their fair values at the date of the acquisition. Any excess of the purchase price over the fair value of the identifiable net assets acquired will be recognized as goodwill.

DepoMed, Inc.

        On May 29, 2002, Biovail announced that it had signed a definitive agreement to license from DepoMed, Inc. ("DepoMed") the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical tests ("Metformin GR"). The license confers to Biovail the right to market Metformin GR in the United States (including Puerto Rico) and Canada. DepoMed will be responsible for completing the clinical development program in support of Metformin GR and Biovail will pay to DepoMed a $25,000,000 milestone fee upon FDA approval as well as royalties on the net sales of the product in the United States and Canada.

        Biovail has also signed a definitive agreement to invest approximately $12,300,000 to acquire approximately 2,400,000 newly issued common shares (or 15% of the issued and outstanding common shares) of DepoMed. Biovail will also have an option to purchase up to an additional 5% interest to DepoMed at predetermined prices for a specified period and another 5% interest over a three-year period at predetermined prices.

        The agreements are subject to approval of U.S. antitrust regulatory authorities.

BIOVAIL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in U.S. dollars)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

CHANGES IN ACCOUNTING PRINCIPLES

        We have adopted the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, which has been adopted effective January 1, 2002, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

        Effective January 1, 2002, we identified those intangible assets that did not meet the criteria for recognition apart from goodwill, and assessed the useful lives of our remaining intangible assets. As a result, we reclassified the $5.7 million net carrying amount of workforce related intangible assets to goodwill, and determined that the useful lives of our remaining intangible assets were appropriate and consistent with those useful lives identified as of December 31, 2001. Our results for the first quarter of 2001 included $1.7 million ($0.01 basic and diluted earnings per share) of goodwill and workforce related amortization.

        We have not determined whether goodwill was impaired as of January 1, 2002. We have until June 30, 2002 to perform the first of the required impairment tests of goodwill as of January 1, 2002. Any impairment loss for goodwill arising from the initial application of SFAS No. 142 is to be reported in net income as the cumulative effect of a change in accounting principle.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, dealing with reporting the results of operations for a disposal of a segment of a business. The adoption of SFAS No. 144 as of January 1, 2002 did not have any impact on our financial position and results of operations.

RESULTS OF OPERATIONS

        Total revenue for the first quarter 2002 was $155.3 million, an increase of $36.1 million or 30% from $119.2 million for the first quarter 2001. Net income for the first quarter 2002 was $53.1 million, or diluted earnings per share of $0.32, compared to net income of $29.2 million, or diluted earnings per share of $0.20, for the first quarter 2001. Net income and diluted earnings per share increased by 82% and 60%, respectively, for the first quarter 2002 compared to the first quarter 2001.

REVENUE

        Our revenue is derived from sales of pharmaceutical products, providing research and development services, the co-promotion of pharmaceutical products, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products. Research and development revenue relates to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

        The prior year's figures reflect the reclassification of co-promotion revenue from product sales to co-promotion, royalty and licensing to conform to the presentation adopted in the current year.

        The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

	Three Months Ended March 31
	2002 000s	2001 000s	Percentage Change
Product sales	$129,854	$108,861	19%
Research and development	5,713	1,566	265%
Co-promotion, royalty and licensing	19,686	8,800	124%

Total revenue	$155,253	$119,227	30%

Product sales

        Product sales for the first quarter 2002 were $129.9 million compared to $108.9 million for the first quarter 2001, an increase of $21.0 million or 19%. As a percentage of total revenue, product sales were 84% for the first quarter 2002, compared to 91% for the first quarter 2001.

        Effective January 1, 2002, we acquired from GlaxoSmithKline plc ("GSK") the exclusive distribution rights to prescription strength Zovirax® Ointment and, upon U.S. Food and Drug Administration ("FDA") approval, Zovirax® Cream (collectively, "Zovirax®") in the United States and Puerto Rico, and on March 18, 2002 we acquired the United States marketing rights for Teveten® (eprosartan mesylate) and Teveten® HCT (eprosartan mesylate and hydrochlorothiazide combination) (collectively, the "Teveten® Products") from Solvay Pharmaceuticals Marketing & Licensing AG ("Solvay"). Zovirax® is an anti-viral topical product indicated for the treatment of herpes. Teveten® is an angiotensin-II receptor blocker ("ARB") for the treatment of hypertension and is indicated for use either alone or in conjunction with other antihypertensive medications, and Teveten® HCT, which includes a diuretic, was approved in November 2001 by the FDA.

        The increase in product sales was due to the continuing strong performance of Cardizem®, combined with the contribution from Zovirax® Ointment and Teveten®. We intend to launch Teveten® HCT during the second half of 2002.

Research and development

        Research and development revenue for the first quarter 2002 was $5.7 million, an increase of $4.1 million or 265% from $1.6 million for the first quarter 2001. As a percentage of total revenue, research and development revenue was 4% for the first quarter 2002 compared to 1% for the first quarter 2001.

        The increase in research and development revenue was due to the inclusion of $2.3 million of revenue associated with the development of a once-daily formulation of bupropion hydrochloride ("HCl") in collaboration with GSK. At December 31, 2001, we recorded $11.5 million in fees received from GSK related to the development of bupropion HCl in deferred revenue. We are recognizing this amount in research and development revenue over the development period. For the periods presented, the remaining research and development revenue was primarily generated from clinical research and laboratory testing services provided to external customers by our contract research operation.

Co-promotion, royalty and licensing

        Co-promotion, royalty and licensing revenue for the first quarter 2002 was $19.7 million compared to $8.8 million for the first quarter 2001, an increase of $10.9 million or 124%. As a percentage of total revenue, co-promotion, royalty and licensing revenue was 12% for the first quarter 2002 compared to 8% for the first quarter 2001.

        For the first quarter 2002, co-promotion revenue was related to the co-promotion of GSK's Wellbutrin SR in the United States, and the co-promotion of H. Lundbeck A/S' Celexa in Canada. For the first quarter 2001, co-promotion revenue was related to the co-promotion of Celexa. Under the Wellbutrin SR co-promotion agreement with GSK, we are entitled to receive five quarterly increments, of up to $10 million each, beginning with the first quarter of 2002. The receipt of each of the quarterly increments is dependent on us performing prescribed detailing activity, and the amount will be determined based upon a percentage of net sales of Wellbutrin SR in the United States during each quarter.

        For the periods presented, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac® to Forest Laboratories Inc., and the royalties associated with sales of generic versions of Cardizem® by third parties.

OPERATING EXPENSES

        The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

	Three Months Ended March 31
	2002 000s	2001 000s	Percentage Change
Cost of goods sold	$35,716	$26,341	36%
Research and development	10,468	11,170	(6%	)
Selling, general and administrative	39,337	26,726	47%
Amortization	12,509	10,602	18%

Total expenses	$98,030	$74,839	31%

Cost of goods sold and gross margins

        Cost of goods sold was $35.7 million for the first quarter 2002 compared to $26.3 million for the first quarter 2001, an increase of $9.4 million or 36%.

        The increase in cost of goods was the result of increased product sales volumes of Cardizem®, and the additions of Zovirax® Ointment and Teveten®.

        Gross margins based on product sales for the first quarter 2002 and 2001 were 72% and 76%, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The decline in gross margins for the first quarter 2002 compared to the first quarter 2001 was primarily due to the additions of Zovirax® Ointment and Teveten® which had lower margins relative to other of our products.

Research and development

        Research and development expenses were $10.5 million for the first quarter 2002 compared to $11.2 million for the first quarter 2001, a decrease of $0.7 million or 6%. As a percentage of total revenue, research and development expenses declined to 7% for the first quarter 2002 compared to 9% for the first quarter 2001.

        Although research and development expenses have declined as a percentage of total revenue, we are continuing to devote the necessary resources towards our product pipeline. Research and development expenses primarily reflected direct spending on the development of branded generic products and on rapid dissolve products utilizing our FlashDose® technology. In the ordinary course of business, we collaborate with third party formulators and developers to expand our development pipeline opportunities. These third party formulators and developers are typically paid with a combination of fees for services, milestone payments and royalties on future sales of the products under development.

Selling, general and administrative

        Selling, general and administrative expenses for the first quarter 2002 were $39.3 million, an increase of $12.6 million or 47% from $26.7 million for the first quarter 2001. As a percentage of total revenue, selling, general and administrative expenses increased to 25% for the first quarter 2002 compared to 22% for the first quarter 2001.

        The increase in selling, general and administrative expenses was mainly related to the expansion of our sales force in the United States, and sales and marketing costs associated with the additions of Zovirax® Ointment and Teveten®, as well as costs associated with the co-promotion of Wellbutrin SR.

Amortization

        Amortization expense for the first quarter 2002 was $12.5 million compared to $10.6 million for the first quarter 2001, an increase of $1.9 million or 18%. The increase in amortization expense reflected incremental amortization associated with the rights to Zovirax® and the Teveten® Products, reduced by the elimination of $1.7 million of goodwill and workforce related amortization upon the adoption of SFAS No. 142.

OPERATING INCOME

        Operating income for the first quarter 2002 was $57.2 million, an increase of $12.8 million or 29% from $44.4 million for the first quarter 2001. As a percentage of total revenue, operating income was 37% for the first quarter 2002 and 2001.

        The increase in operating income was mainly due to higher revenue from Cardizem® plus the additions of Zovirax® Ointment, Teveten® and Wellbutrin SR co-promotion revenue, reduced by a corresponding increase in cost of goods sold and sales and marketing expenses.

NON-OPERATING ITEMS

Interest income and expense

        For the first quarter 2002 and 2001, interest income of $1.5 million and $0.6 million, respectively, was earned on our investment portfolio, which is comprised primarily of high-grade government and corporate securities.

        Interest expense was $1.7 million for the first quarter 2002, a decline of $11.4 million or 87% from $13.1 million for the first quarter 2001. The decline in interest expense reflected the interest saved on our 6.75% Convertible Subordinated Preferred Equivalent Debentures following their surrender and redemption during the second half of 2001, a reduction in the amortization of the discount on long-term obligations following the repayment of the Cardizem® obligation in 2001, and a lower average balance under our revolving term credit facility.

Provision for income taxes

        Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $4.0 million and $2.8 million for the first quarter 2002 and 2001, respectively. The low effective tax rate reflected the fact that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada.

EBITDA

        EBITDA, defined as earnings before interest, taxes, depreciation and amortization, is a non-GAAP measure that does not have a standardized meaning and, as such, may not be comparable to similarly titled measures presented by other companies. We disclose EBITDA to give investors an indication of our ability to meet debt service and capital expenditure requirements.

	Three Months Ended March 31
	2002 000s	2001 000s
Net income	$53,051	$29,166
Net interest expense	179	12,472
Provision for income taxes	3,993	2,750
Depreciation and amortization	15,104	13,059

EBITDA	$72,327	$57,447

        EBITDA was $72.3 million for the first quarter 2002, an increase of $14.9 million or 26% from $57.4 million for the first quarter 2001.

        We disclose the ratio of EBITDA compared to interest expense because we believe it is a useful indication of our ability to meet debt service requirements. This ratio is not necessarily comparable to similarly titled measures presented by other companies. The ratio of EBITDA to interest expense was 42.7 times and 4.4 times for the first quarter 2002 and 2001, respectively. The pro forma ratio of EBITDA to interest expense assuming a full quarter of interest on our 7 7/8% Senior Subordinated Notes due April 1, 2010 (the "Notes"), issued on March 28, 2002, would have been 7.5 times for the first quarter 2002.

LIQUIDITY AND CAPITAL RESOURCES

        At March 31, 2002, we had cash and cash equivalents of $432.3 million compared to cash and cash equivalents of $434.9 million at December 31, 2001.

        Cash provided by operating activities was $111.4 million for the first quarter 2002 compared to $65.3 million for the first quarter 2001. The increase reflected net income, after adjustments for items not involving cash, of $69.7 million for the first quarter 2002 compared to $48.5 million for the first quarter 2001. Net changes in non-cash operating items provided cash of $41.7 million and $16.9 million in the first quarter 2002 and 2001, respectively, mainly due to decreases in accounts receivable and increases in accounts payables and accrued liabilities.

        Net cash used in investing activities was $237.7 million for the first quarter 2002 compared to $18.3 million for the first quarter 2001. Additions to property, plant and equipment were $8.1 million and $13.0 million for the first quarter 2002 and 2001, respectively. In the first quarter of 2002, we acquired the rights to Zovirax® and the Teveten® Products for $133 million and $94 million, respectively. In the first quarter of 2001, we settled $4.0 million of acquisition costs related to Cardizem®, and acquired other intangible assets for $10.0 million, offset by $8.8 million recovered as a reduction to the minimum license payments otherwise payable under the Adalat CC 30mg marketing rights agreement. In the first quarter of 2002, we invested $2.5 million in preferred shares of Procyon Biopharma Inc.

        Net cash provided by financing activities was $123.6 million for the first quarter 2002 compared to cash used in financing activities of $122.5 million for the first quarter 2001. Proceeds from the issue of common shares on the exercise of stock options and warrants, and through our Employee Stock Purchase Plan, were $3.6 million in the first quarter of 2002 compared to $7.4 million in the first quarter of 2001. In the first quarter of 2002, we repurchased our common shares through open market transactions, under our stock repurchase program, for $260.3 million, and we received net proceeds on the issue of our Notes of $384.3 million after deducting financing costs. In the first quarter of 2002, we repaid $4 million of the Adalat obligation. In the first quarter of 2001, we repaid $53.8 million of other long-term obligations, including the first $42.5 million quarterly installment of the Cardizem® obligation and $10.9 million of the Adalat obligation, and we made net repayments of $76.1 million under our credit facility.

        Overall, our cash and cash equivalents decreased by $2.6 million and $75.6 million in the first quarter of 2002 and 2001, respectively.

Obligations and other matters

        At March 31, 2002, we had total long-term obligations of $440.0 million, including the current portion thereof, consisting of $400 million of our Notes, reported net of the discount on issue of $2.9 million, the remaining $35.3 million Adalat obligation and $7.6 million of deferred compensation.

        On November 5, 2001, we filed a $1.5 billion base shelf prospectus with the Canadian provincial securities commissions covering the potential sale of any combination of common shares, debt securities or warrants. On the same date, we filed a registration statement on Form F-10 covering those securities with the U.S. Securities and Exchange Commission ("SEC") under the multijurisdictional disclosure system. We may offer one or more of these types of securities in one or more offerings during the succeeding 25 months. One or more shareholders may also sell common shares pursuant to the base shelf prospectus. We will not receive any of the proceeds from any sale of common shares by the selling shareholders.

        In March 2002, we issued $400 million aggregate principal amount of unsecured Notes under our base shelf prospectus. Interest on the Notes is payable semi-annually in arrears on April 1 and October 1 of each year, beginning October 1, 2002. The Notes were issued at a price of 99.27% of their aggregate principal amount for an effective yield, if held to maturity, of 8%. The Notes were assigned a BB- credit rating by Standard & Poor's Rating Services.

        At any time on or after April 1, 2006, we may redeem all or any of the Notes at prescribed prices, plus accrued and unpaid interest to the date of redemption. Before April 1, 2005, we may redeem up to 35% of the original principal amount of the Notes, with the net cash proceeds of certain sales of our common shares, at 107.875% of the principal amount plus accrued and unpaid interest to the date of redemption.

        We have a balance of $424.4 million available under our base shelf prospectus to offer at our discretion.

        In February 2002, by resolution of the Board of Directors we implemented a common share repurchase program pursuant to which we are able to repurchase up to 5% or approximately 7,850,000 of our issued and outstanding common shares. To March 31, 2002, an aggregate 5,657,100 common shares had been repurchased under this program, through open market transactions on the NYSE, at an average purchase price of $46.01 for total consideration of $260.3 million. The excess of the cost of the common shares acquired over the stated capital thereof, totaling $209.7 million was charged to the deficit.

        We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives. In addition, we have available up to $400 million under our revolving term credit facility. At March 31, 2002, we were in compliance with all financial and non-financial covenants associated with the credit facility.

Subsequent events

        Pursuant to our common share repurchase program, from March 31, 2002 to May 30, 2002, an aggregate 2,164,300 additional common shares have been repurchased, through open market transactions on the NYSE, at an average purchase price of $45.53 for total consideration of $98.5 million. The excess of the cost of the common shares acquired over the stated capital thereof, totalling $79.2 million, will be charged to the deficit.

        On April 15, 2002, we announced that we had entered into multiple agreements with Ethypharm S.A. ("Ethypharm") whereby we have invested approximately $65 million to acquire a 15% equity interest in Ethypharm, and we have licensed the marketing rights to six products from Ethypharm for commercialization in North America. Ethypharm is entitled to receive up to $61 million in milestone payments upon regulatory approval of the products within the territories as well as royalties on the net sales of the products. We have also entered into a cross-license agreement with Ethypharm whereby we grant to each other non-exclusive licenses to use our CEFORM® technology and Ethypharm's Flashtab technology, respectively, relating to the development of new rapid dissolve pharmaceutical products.

        On May 10, 2002, we acquired Vasotec® (enalapril) and Vaseretic® (enalapril with hydrochlorothiazide) from Merck & Co., Inc. ("Merck") for an initial payment of $155 million and semi-annual minimum payments, in an aggregate amount of $135 million, over the next five years. We also acquired the fixed dose combination New Drug Application of enalapril in combination with diltiazem malate. The agreement calls for Merck to manufacture and supply Vasotec® and Vaseretic® and to temporarily provide distribution services under the terms of a Transition Distribution Agreement. Merck will receive royalties on the future sales of any life cycle products developed and marketed in the United States. We also entered into a separate agreement with Merck to develop, license and supply a new dosage format of a Merck product under development. Utilizing CEFORM® technology, we will manufacture and supply this new dosage format to Merck for commercialization, subject to approval by the FDA.

        On May 29, 2002, we announced that we had signed a definitive agreement to license from DepoMed, Inc. ("DepoMed") the rights to manufacture and market a once-daily metformin HCl product that is currently undergoing Phase III clinical trials ("Metformin GR"). We have also signed a definitive agreement to invest approximately $12.3 million to acquire approximately 2,400,000 newly issued common shares (or 15% of the issued and outstanding common shares) of DepoMed. The agreements are subject to approval of U.S. antitrust regulatory authorities.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

        Inflation has not had a significant impact on our results of operations.

Foreign currency risk

        We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

Interest rate risk

        The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade government and corporate securities with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

        We are exposed to interest rate risk on borrowings under our credit facility. The credit facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar bankers' acceptances. Based on projected advances under the credit facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

        The interest rate on our Notes is fixed and therefore not subject to interest rate risk. Likewise, the imputed rate of interest used to discount our Adalat long-term obligation is fixed and therefore not subject to interest rate risk.

Equity market price risk

        We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our consolidated results of operations, financial position, or cash flows.

FORWARD LOOKING STATEMENTS

        To the extent any statements made or incorporated by reference in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty of predicting FDA and Canadian Therapeutic Products Programme approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials the outcome of litigation, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the SEC including the risks set forth in Item 3 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2001 and securities commissions or other securities regulatory authorities in Canada.

BIOVAIL CORPORATION
PART II—OTHER INFORMATION

1.    OPERATIONAL INFORMATION

  The press releases issued by the Company subsequent to filing of Form 6-K on November 13, 2001 were as follows:

a)	November 14, 2001	Biovail Announces Public Offerings
b)	November 15, 2001	Biovail Over-Allotment Option Exercised by Underwriters
c)	November 28, 2001	Biovail Completes Convertible Securities Redemption
d)	December 10, 2001	Biovail Receives Hart-Scott-Rodino Approval; Biovail Begins Co-Promotion of Wellbutrin SR Immediately; Initiates 500 Person Sales Force Expansion Program
e)	January 10, 2002	Biovail Files NDA for Zolpidem FlashDose® Product
f)	January 14, 2002	Biovail Reports Second Positive Phase III Clinical Result for Tramadol Extended Release Formulation
g)	January 24, 2002	Biovail Releases Earnings Guidance; Biovail Expects to Exceed Consensus Earnings Estimates for 2001; Reconfirms Comfort With EPS growth in Excess of 30% for 2002 and 2003
h)	February 8, 2002	Biovail Board Approves Stock Repurchase Program
i)	February 19, 2002	Biovail Announces Fourth Quarter 2001 Earnings Release Conference Call Details
j)	February 21, 2002	Biovail Reports Record Fourth Quarter and Full Year 2001 Results
k)	February 21, 2002	Biovail and Andrx Agree to Litigation Settlement
l)	March 18, 2002	Biovail Acquires Teveten® and Teveten® HCT U.S. Marketing Rights From Solvay Pharmaceuticals Marketing and Licensing AG
m)	March 20, 2002	Biovail Announces Offering of US$275 Million Senior Subordinated Notes Due 2010
n)	March 26, 2002	Biovail Prices US$400 Million 7.875% Senior Subordinated Notes Due 2010
o)	April 15, 2002	Biovail to Commercialize Six Ethypharm Pipeline Products in North America
p)	April 22, 2002	Biovail Announces First Quarter 2002 Earnings Release Conference Call Details
q)	April 23, 2002	Biovail Confirms FTC Settlement
r)	April 25, 2002	Biovail Reports Record First Quarter 2002 Financial Results
s)	April 25, 2002	Biovail Reiterates Earnings Guidance
t)	May 12, 2002	Biovail Acquires Vasotec® / Vaseretic® From Merck & Co., Inc.
u)	May 16, 2002	Biovail Comments on Media Reports
v)	May 17, 2002	Blood Pressure Medication is Not administered to Best Protect Against Heart Attack, Stroke
w)	May 17, 2002	Biovail Reports New Graded-Release Diltiazem Helps Control Blood Pressure Surges
x)	May 17, 2002	Biovail Increases 2002 Revenue Guidance
y)	May 17, 2002	Biovail Increases 2002 Total Revenue Guidance
z)	May 29, 2002	Biovail Acquires Metformin GR Product Right from DepoMed; Accelerates Anticipated Commercialization Time lines; Biovail Acquires a 15% Interest in DepoMed

2.    LEGAL PROCEEDINGS

  For detailed information concerning legal proceedings, reference is made to note 11 to the consolidated financial statements filed under Part I of this report, and to Item 8.A. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2001.

3.    MATERIAL ISSUED TO SHAREHOLDERS

  The material issued by the Company to shareholders is attached as the following exhibit:

Exhibit 99.1	First Quarter 2002 Interim Report for Canadian Regulatory Purposes
Exhibit 99.2	First Quarter Report 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Biovail Corporation
Date: May 30, 2002	By: /s/ John R. Miszuk
John R. Miszuk Vice President, Controller and Assistant Secretary

QuickLinks

BIOVAIL CORPORATION QUARTERLY REPORT
INDEX
BIOVAIL CORPORATION CONSOLIDATED BALANCE SHEETS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF DEFICIT In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF INCOME In accordance with U.S. generally accepted accounting principles (All dollar amounts except per share data are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS In accordance with U.S. generally accepted accounting principles (All dollar amounts are expressed in thousands of U.S. dollars) (Unaudited)
BIOVAIL CORPORATION CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In accordance with U.S. generally accepted accounting principles (Tabular amounts are expressed in thousands of U.S. dollars, except number of shares and per share data) (Unaudited)
BIOVAIL CORPORATION PART II—OTHER INFORMATION
SIGNATURES